Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Ares Commercial Real Estate Corporation for the registration of common stock, preferred stock, debt securities, subscription rights, warrants and units and to the incorporation by reference therein of our reports dated February 14, 2022, with respect to the consolidated financial statements of Ares Commercial Real Estate Corporation, and the effectiveness of internal control over financial reporting of Ares Commercial Real Estate Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

June 30, 2022